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                                    UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.
20549
                                        FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to file
Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

       Commission file number:        0-11606

                    NORWEST MORTGAGE INSURED 2, INC.
                 (Exact name of registrant as
specified in its charter)

405 S.W. Fifth Street, Des Moines, Iowa
50328
(Address of principal executive offices)
(Zip code)

Registrant's telephone number, including area code
(515) 221-7300

Collateralized Mortgage Obligations, Classes:
A
B
C
Z

(Title of each class of securities covered by this form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Place an X in the box (es) to designate the appropriate rule provision (s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)   /  /
Rule 12g-4 (a) (1) (ii)  /  /
Rule 12g-4 (a) (2) (i)   /  /
Rule 12g-4 (a) (1) (ii)  /  /
Rule 15d-6                 /  /
Rule 12h-3 (b) (1) (i)   /X/
Rule 12h-3 (b) (1) (ii)  /  /
Rule 12h-3 (b) (2) (i)   /  /
Rule 12h-3 (b) (2) (ii)  /  /

Approximate number of holders of record as of the
certification or notice date:    0



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Pursuant to the requirements of the Securities
Exchange Act of 1934,

NORWEST MORTGAGE INSURED 2, INC.

has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date :   November 23, 1999

By:  /S/           Robert K. Chapman, Chief
Financial Officer



Instruction: This form is required by rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.